UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Registrant’s Name)

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist.

Taichung City 42061, Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

Entry Into Nonbinding Letters of Intent

On January 15, 2026, Agencia Comercial Spirits Ltd (the “Registrant”) entered into a non-binding letter of intent with Ricloud AI Inc. outlining preliminary terms for a proposed lease arrangement involving high-performance AI computing servers based on the NVIDIA B300 platform (Blackwell architecture). The letter of intent contemplates an estimated total contract value of USD 120.0 million and an estimated quantity of approximately 300 units, subject to final configuration, availability, and commercial confirmation. It also provides for a USD 3.5 million deposit, payable within five business days following execution, which is refundable if a definitive lease agreement is not executed for reasons other than a material breach by either party.

The Registrant has also entered into a separate non-binding letter of intent with an Indonesia-based counterparty in connection with a proposed land transaction intended to support the development of an AI computing infrastructure and data center site in Indonesia. The letter of intent contemplates a land parcel of approximately 50,000 square meters, to be acquired by the Registrant or through an Indonesian affiliate to be established. It includes (i) an initial USD 180,000 booking deposit for the temporary reservation of the aforesaid land and (ii) a subsequent booking fee of IDR 3,000,000,000 plus VAT (11%), each stated to be non-refundable in the event of cancellation, subject to the terms and conditions set forth therein.

Each letter of intent reflects preliminary terms only and is generally non-binding with respect to the consummation of any definitive transaction. There can be no assurance that the parties will execute definitive agreements, or that any contemplated transaction will be completed on the terms described, or at all.

Issuance of Press Release

On February 13, 2026, the Registrant issued a press release announcing its entry into the non-binding letters of intent and describing the principal terms and conditions set forth therein. A copy of the press release is attached hereto as Exhibit 99.1.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated February 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: February 13, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

3